[Company Letterhead]

September 8, 2016

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Plains GP Holdings, L.P.

Preliminary Proxy Statement on Schedule 14A
Filed August 5, 2016
File No. 1-36132

Ladies and Gentlemen:

Set forth below are the responses of Plains GP Holdings, L.P. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 1, 2016, with respect to Preliminary Proxy Statement on Schedule 14A, File No. 1-36132, filed with the Commission on August 5, 2016 (the “Proxy Statement”).  The Company has filed a revised Preliminary Proxy Statement concurrently herewith on EDGAR (the “Revised Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Proxy Statement unless otherwise specified.

The Transactions and Transaction Documents, page 23

Background of the Transactions, page 39

1.                                      We note that representatives of PAA management and the boards of PAA and PAGP reviewed and considered various alternative transaction structures at meetings held on April 28, 2016, and May 18, 2016, respectively. Please expand your disclosure regarding the various alternatives that were considered at these meetings, and briefly explain how you arrived at your conclusion “that an IDR Elimination Transaction using the PAA Simplification structure coupled with a distribution reduction appeared to present the best long-term solution for PAA and PAGP of the various alternatives considered.”

RESPONSE:  We acknowledge the Staff’s comment and have added the requested additional disclosures to the “Background of the Transactions” section of the Proxy Statement.  In particular, please note the additional defined terms that have been added to the third paragraph on page 40 of the Revised Proxy Statement describing events that took place in December 2015, and the additional disclosures that have been added to the descriptions of events that took place on April 28, 2016 and May 18, 2016 on pages 43 and 44 of the Revised Proxy Statement.

Securities and Exchange Commission

September 8, 2016

Unaudited Financial Projections of PAA, page 53

2.                                      Explain to us how you decided which “summary information” regarding the projections to omit and which to disclose. In your discussion, please consider the guidance that Item 10(b) of Regulation S-K provides; in particular, please refer to Item 10(b)(2), which discusses format considerations.

RESPONSE:  We acknowledge the Staff’s comment and in response thereto have supplemented the existing disclosure to include DCF per LP unit, which is the closest measure to earnings per share referenced in Item 10(b)(2) of Regulation S-K. As supplemented, we believe the Proxy Statement discloses the material line items and the material assumptions underlying the forecasted metrics with respect to each case presented. Specifically, the Proxy Statement presents Plains All American Pipeline, L.P.’s (“PAA”) implied DCF and adjusted EBITDA because we believe those metrics represent the information (i) the board of directors of PAA GP Holdings LLC (the “PAGP GP board”) principally relied upon in its evaluation, deliberation and negotiation processes, (ii) Jefferies LLC (“Jefferies”) relied upon in its analysis and in rendering its opinion to the PAGP GP board, and (iii) that is most material to the Company’s shareholders, as they (x) provide information about PAA’s core operating performance and ability to generate and distribute cash, (y) provide the financial analytical framework upon which PAA’s management bases financial, operational, compensation and planning decisions and (z) present measurements that investors, rating agencies and debt holders have indicated are useful in assessing PAA and its results of operations.

The Company also considered 10(b)(2)’s references to revenues and net income as typical for inclusion in projections. Neither of these items was included in the projections provided to the PAGP GP board and Jefferies.  PAA’s marketing business buys and sells crude oil and other hydrocarbons for a relatively small margin.  As a result, changes in commodity prices can significantly impact revenues (higher or lower) while the margin remains relatively constant.  Given the inherent uncertainty in predicting commodity prices, the Company’s projections focused on volumes and margin and did not include absolute revenues.  Similarly, net income requires the projection of a number of line items that are not included in DCF and adjusted EBITDA and were omitted from the projections provided to the PAGP GP board and Jefferies.  Because neither revenue nor net income was included in the underlying projection package, the Company does not believe the inclusion of such items to be appropriate in the summary of such materials.  Several other master limited partnerships have taken similar approaches with regard to disclosure in proxy statements involving similar simplification transactions, a list of which is included as Exhibit A hereto.

Securities and Exchange Commission

September 8, 2016

3.                                      You state at page 89 that the PAGP board and its financial advisor considered the projections in its due diligence and in evaluating the recapitalization and related transactions. You state that the board considered the entities’ “prospects,” which presumably derived at least in part from the projections, as part of its analysis in deciding to approve the Transactions. However, you state at page 53 that “PAGP shareholders are cautioned not to rely on the forecasts” and at page 57 that the PAGP board viewed “the uncertainty of the unaudited financial projections of PAA and the bases on which the PAGP GP board made its determination” as weighing against approval. Please revise to clarify how the PAGP board used the projections in its deliberative process and during negotiations, and explain further why it cautions shareholders against relying on the same information when they decide how to cast their votes.

RESPONSE:  The Company acknowledges the Staff’s comment and has revised the Proxy Statement to caution investors not to place undue reliance on the financial forecasts given the inherent uncertainties associated with projected data.  Please see page 54 of the Revised Proxy Statement.  The Company confirms the Staff’s presumption that in connection with the consideration by the PAGP GP board (as well as its advisors) of the “prospects” of PAA and PAGP, the PAGP GP board (and its advisors) considered financial projections as part of its evaluation of the potential simplification transaction and in connection with performing its due diligence related thereto; however, the PAGP GP board and its advisors did so with a thorough understanding of the basic limitations of projections of the type that are disclosed on pages 54-55 of the Revised Proxy Statement under “—Unaudited Financial Projections of PAA.”  The Company has revised the Proxy Statement to make this explicit.  Please see page 55 of the Revised Proxy Statement.

4.                                      Please disclose the material assumptions used in deriving each of the four financial forecast cases described on pages 55-56.

RESPONSE:  The Company has revised the Proxy Statement to add additional detail regarding the material assumptions underlying the four financial forecast cases.  Please see page 56 of the Revised Proxy Statement.

Opinion of the Financial Advisor to the PAGP GP Board, page 58

5.                                      Please provide us with the board books Jefferies prepared and presented.

RESPONSE:  Concurrent with the filing of the Revised Proxy Statement, Jones Day, counsel for Jefferies, is supplementally and confidentially providing to the Staff under separate cover, pursuant to Rule 12b-4 promulgated under the Securities and Exchange Act of 1934, as amended, and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83), a copy of the presentation materials delivered by Jefferies to the PAGP GP board on July 8, 2016.  Such presentation materials constitute the “board book” prepared by Jefferies and presented to the Board in connection with Jefferies rendering its fairness opinion to the PAGP GP board.  Such information is being provided to the Staff on a supplemental and confidential basis only under separate cover, and is not to be filed with, deemed part of or included in the Proxy Statement or any amendment thereto.

Securities and Exchange Commission

September 8, 2016

The Company has been advised that, in accordance with such Rules, counsel for Jefferies has requested that these materials be promptly returned following completion of the Staff’s review thereof and that counsel has, by separate letter, requested confidential treatment of such materials pursuant to such Rules.

6.                                      You refer the reader to the text of the fairness opinion for certain items that Item 1015(b) of Regulation M-A requires you to provide in the summary, such as the procedures followed. Please revise accordingly. In addition, the disclaimers which appear at pages 61, 69, and B-4 are inconsistent with the right of shareholders to rely on the fairness opinion. Eliminate any suggestion that the opinion was directed “solely” to your board or may not be relied upon by others. Refer to the related guidance available at the following location: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

RESPONSE:  In response to the Staff’s comment in the first sentence of Comment 6, the Company has revised its disclosure on page 60 of the Revised Proxy Statement to clarify that the assumptions made, procedures followed matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion are all summarized in the disclosure that follows. With respect to the Staff’s comment regarding the language on page 61 of the Proxy Statement, the Company has revised its disclosure on page 63 of the Revised Proxy Statement to indicate that the opinion was “addressed to” the PAGP GP board. The Company has also removed the sentence that previously appeared on pages 69 and B-4 of the Proxy Statement to the effect that Jefferies’ opinion may not be “used or referred to…or quoted or disclosed…without [Jefferies’] prior written consent.”  Finally, the Company has removed the word “solely” from the first sentence that appears on page B-4.

7.                                      For each analysis involving the use of financial projections, please briefly explain why the advisor chose to use the three referenced sets of projections but not the “hybrid” case.

RESPONSE:  In response to the Staff’s comment, PAGP has revised its disclosure on pages 66 and 68 of the Revised Proxy Statement.

Securities and Exchange Commission

September 8, 2016

General, page 68

8.                                      We note your reference to the “unrelated” matter for which Jefferies provided PAA with investment banking services within the past two years. Please revise to quantify the fees paid to Jefferies for these services. See Item 1015(b)(4) of Regulation M-A.

RESPONSE:  We acknowledge the Staff’s comment and have added the requested additional disclosures to the referenced section of the Proxy Statement.  Please note that we have also updated such disclosure to refer to an additional matter that was inadvertently omitted from the initial draft of the Proxy Statement.  Please see page 70 of the Revised Proxy Statement.

Comparison of the Rights of Our Shareholders Before and After the Transactions, page 78

Economic Alignment with PAA Common Unitholders, page 79

9.                                      Please disclose the number of Class A shares, Class B shares, and Class C shares that you believe will be outstanding after giving effect to the transactions contemplated by the Simplification Agreement, as well as the estimates and assumptions underlying your calculations. Also fill in the percentages and numbers omitted from the chart at page 16.

RESPONSE:  We have included the requested disclosure regarding the number of Class A shares, Class B shares and Class C shares expected to be outstanding after giving effect to the transactions contemplated by the Simplification Agreement on page 82 of the Revised Proxy Statement.  We have also included a description of the assumptions underlying those calculations.

In addition, we have updated the pro forma ownership chart on page 16 of the Revised Proxy Statement to include the previously omitted numbers and percentages.

Security Ownership of Certain Beneficial Owners and Management, page 90

Beneficial Ownership of Plains GP Holdings, L.P., page 90

10.                               Consistent with Item 403 of Regulation S-K and Exchange Act Rule 13d-3, please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares held by Tortoise Capital Advisors, L.L.C., Chickasaw Capital Management LLC, Salient Capital Advisors, and Oxy Holding Company (Pipeline), Inc.

RESPONSE:  The Company acknowledges the Staff’s comment and advises the Staff that, with regard to Tortoise Capital Advisors, L.L.C. (“Tortoise Capital”), Chickasaw Capital Management LLC (“Chickasaw Capital”) and Salient Capital Advisors (“Salient Capital”), which entities are not affiliates of the Company, it has furnished the information required by Item 403 of Regulation S-K “to the extent known by the persons on whose behalf the solicitation is made” in accordance with Item 6(d) of Schedule 14A.

Securities and Exchange Commission

September 8, 2016

The Company listed Tortoise Capital and Chickasaw Capital as a result of Schedule 13F filings that each had made that preceded the filing of the Proxy Statement, and such filings do not provide information with respect to natural persons who exercise sole or shared voting or dispositive power over the securities reported in such filings.  Salient Capital’s beneficial ownership of Class A shares is derived from a Schedule 13G filed in January 2016 that does not indicate which natural persons exercise sole or share voting or dispositive power with respect to such Class A shares.

The Company has indicated on page 93 of the Revised Proxy Statement that the board of directors of Occidental Petroleum Corporation (“Oxy”) ultimately exercises voting and dispositive power with respect to the Class B shares held by Oxy Holding Company (Pipeline), Inc.  Oxy’s board consists of twelve members, which acts by majority approval.  Pursuant to the interpretation of Exchange Act Rule 13d-3 commonly known as the “rule of three” that arises from the position articulated by the Staff in the 1987 Southland Corp. no-action letter, the Company believes that, where voting and investment decisions of a company’s or its subsidiary’s portfolio securities are made by three or more individuals, and voting or investment decisions require the approval of a majority of those individuals, none of the individuals are deemed a beneficial owner of such portfolio securities.  Thus, the Company does not believe that any individual member of Oxy’s board of directors exercises voting or dispositive power with respect to the Class B shares held by Oxy Holding Company (Pipeline), Inc.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page P-1

11.                               You filed your Form 10-Q for the quarterly period ended June 30, 2016 on August 8, 2016. Please update your pro forma financial statements as well as your selected historical financial information to reflect the financial information included in that filing.

RESPONSE:  The Company has included financial information for the quarter ended June 30, 2016 in the Revised Proxy Statement.

*          *          *          *          *

In connection with responding to the Staff’s comments, we acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 8, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Alan Beck of Vinson & Elkins L.L.P. at (713) 758-3638.

Very truly yours,

PLAINS GP HOLDINGS, L.P.

By:	/s/ Richard McGee
Name:	Richard McGee
Title:	Executive Vice President and General Counsel

Enclosures

cc:                                Alan Beck, Vinson & Elkins L.L.P.

EXHIBIT A

Scope of Presentations in Other MLP Simplification Transactions

1.              MarkWest Energy LP presented distributable cash flow (“DCF”), DCF attributable to common units and DCF per common unit over a period of five years in connection with the acquisition of its general partner, MarkWest Hydrocarbon Inc. (“GP Purchase Transaction”) in 2008.(1)

2.              Magellan Midstream Holdings, L.P. (“MGG”) presented DCF, DCF allocable to each of the common unit holders and MGG, and DCF per common unit for each of Magellan Midstream Partners LP (“MMP”), Magellan Midstream Holdings, L.P., and on a combined basis for a period of five years, in connection with MMP’s GP Purchase Transaction in 2009.(2)

3.              Enterprise GP Holdings L.P. presented Adjusted EBITDA and DCF for each of Enterprise GP Holdings and Enterprise Products Partners LP over a period of five years in connection with Enterprise Products Partners LP’s GP Purchase Transaction in 2010.(3)

4.              Buckeye GP Holdings LP presented forecasted Adjusted EBITDA and DCF for Buckeye Partners L.P. on a standalone basis for a period of four years in connection with Buckeye Partners L.P.’s GP Purchase Transaction in 2010.(4)

5.              Inergy Holdings, L.P. presented EBITDA and DCF for Inergy, L.P. for three cases (status quo case, base case and pro forma case) for a period of five years in connection with Inergy L.P.’s GP Purchase Transaction in 2010.(5)

6.              Penn Virginia GP Holdings, L.P. presented DCF and DCF per common unit of Penn Virginia LP over a period of four years in connection with Penn Virginia LP’s GP Purchase Transaction in 2011.(6)

7.              In connection with its taking private two of its subsidiary master limited partnerships (El Paso Pipeline, L.P. (“EPB”) and Kinder Morgan Energy Partners (“KMP”)) via a series of merger transactions, Kinder Morgan, Inc. (“KMI”) presented EBITDA, DCF per unit and distributions per unit for each of KPM, EPB and KMI, over a period of six years.(7)

8.              Regency Energy Partners LP presented EBITDA, DCF, DCF per limited partner unit, and distributions per limited partner unit for a period of two years in connection with the acquisition by Energy Transfer Partners, L.P., of its sister company, Regency Energy Partners LP.(8)

(1) Joint proxy statement/prospectus filed by MarkWest Energy LP on January 8, 2008.

(2) Definitive proxy statement filed by Magellan Midstream Holdings, L.P. on July 22, 2008.

(3) Definitive proxy statement filed by Enterprise GP Holdings L.P. on October 18, 2010.

(4) Definitive proxy statement filed by Buckeye GP Holdings L.P. on September 28, 2010.

(5) Definitive proxy statement filed by Inergy Holdings, L.P. (now Crestwood Holdings LP) on October 1, 2010.

(6) Definitive proxy statement filed by Penn Virginia GP Holdings, L.P. on December 23, 2010.

(7) Definitive proxy statement filed by Kinder Morgan, Inc. on October 22, 2014.

(8) Definitive proxy statement filed by Regency Energy Partners LP on March 24, 2015.